Exhibit 99.3

Eco Wave Power Announces H1 Results; Unveils Data from its Grid-Connected
Project That Won the EDF Pulse Award, Kicks-Off Portugal Project, and Announces
Green Light for its Shares Repurchase Program

The Company also Announced its Support for the Marine Energy Technologies Acceleration
Act, federal legislation in the U.S. that would invest $1 billion to advance marine energy toward full scale commercialization

Stockholm, Sweden, August 29th, 2024 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that has developed a patented, smart, and cost-efficient technology for turning ocean and sea waves into green electricity, is pleased to report its financial results as of and for the six months ended June 30, 2024 and provide a corporate update.

Management Commentary

Operations

During the first half of 2024, Eco Wave Power continued to demonstrate resilience by decreasing its operating expenses by 1.6% compared to the first half of 2023, ending the quarter with $7.48 million in cash and in short term bank deposits. At the same time, we have achieved the following milestones:

●	In Israel, the EWP-EDF One Project in the Port of Jaffa, has been delivering clean energy from the waves to the Israeli National electrical grid, since its connection to the grid in the end of 2023. An opening ceremony for the project is due to be held in December 2024. During the second quarter of 2024, Eco Wave Power and EDF Renewables IL have continued their analysis of the project’s operational results; and results from the second quarter of operation continue to be encouraging, both in terms of improvement of the energy generation results and the decrease in down-time for the power station. For example, downtime has decreased from 4% in April to 0% in June 2024. In addition, the Company was able to get closer to its energy generation target and show 17% improvement from the month of April 2024 to the month of June 2024.

Also, Eco Wave Power is pleased to announce that the Company and its pioneering Israeli project won the 2024 EDF Pulse Awards in the category of “Developing a Profitable Decentralized Energy System.” Eco Wave Power was awarded during a ceremony conducted by Luc Rémont, Chairman & Chief Executive Officer of Électricité de France SA in the EDF Pavilion, constructed in partnership with the Paris 2024 Olympic Games. This significant recognition comes in parallel to the productive collaboration between Eco Wave Power and EDF Renewables IL (a subsidiary of Électricité de France), which jointly own and operate the wave energy project in Israel (the EWP-EDF One Project).

●	At the Port of Los Angeles in April 2024, we officially announced that the Company signed a strategic co-investment agreement with Shell International Exploration and Production Inc. (“Shell MRE”) for the implementation of our first U.S-based project, while we also moved forward with the licensing process. In August, 2024, we received a green light from the relevant departments in the Port of Los Angeles for our project’s engineering plans, and other documents submitted. The Port of Los Angeles and AltaSea at the Port of LA are planning to submit the full package of documents for a final license from the Army Corps of Engineers in the upcoming week. As soon as we receive the last approval from the Army Corps of Engineers, we expect a very short implementation time of approximately six months for our first U.S. project.

In conjunction with the upcoming wave energy demonstration project to be implemented by Eco Wave Power and Shell MRE at the Port of Los Angeles, U.S. House representatives Nanette Barragán (CA-44) and Suzanne Bonamici (OR-01) introduced the Marine Energy Technologies Acceleration Act, legislation that would involve the appropriation of $1 billion towards advancing marine energy toward full scale commercialization. Representative Barragán has already visited Eco Wave Power’s installation site and was impressed by the abundant possibilities for wave energy implementation in California and in the United States.

The Marine Energy Technologies Acceleration Act would provide unprecedented levels of funding to the Department of Energy’s Waterpower Technologies Office for demonstration projects, research and development, detailed resource potential mapping, workforce development, and more efficient permitting processes.

The legislation is cosponsored by Representatives Suzanne Bonamici (Ore.), Ed Case (Hawaii), Rashida Tlaib (Mich.), Kevin Mullin (Calif.), Val Hoyle (Ore.), Troy Carter (La.), Salud Carbajal (Calif.), and Anne Kuster (NH).

The full text of the bill can be found here.

●	In Portugal, Eco Wave Power officially kicked-off the first MW-scale wave energy project. In July 2024, Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power and Eco Wave Power’s engineering team, have arrived for a meeting and an official site visit with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A (APDL), and other relevant stakeholders for the official kickoff of the Company’s first MW-scale wave energy project , to be located in the city of Porto in Portugal.

Following the meeting with APDL, Eco Wave Power’s engineering team held a site visit to the breakwater and the room underneath the breakwater (“The Gallery”), where Eco Wave Power’s energy conversion equipment will be installed, and later opened to the public as a first of its kind wave energy museum and education centre.

During the site visit, Eco Wave Power’s team met with local subcontractors and manufacturers to choose the preferred entities that will take part in the execution of this innovative project.

The first MW project is being executed in line with a 20MW Concession Agreement entered with APDL and is planned to be followed by a gradual expansion to the whole 20MW of installed capacity.

In March 2024, the Company received the final approval necessary for the commencement of the construction works of its first commercial-size project in Porto (TURH license) from APDL Port Authority and in turn issued a performance bond to APDL , meant to solidify the Company’s commitment for the construction of the first commercial wave energy project within a two-year period.

Eco Wave Power’s project is well in line with the renewable energy plan of the Government of Portugal, as in July 2024 Portugal announced that it aims to generate 85% of its annual electricity production from renewable sources by 2030, compared to 61% in 2023, one of the highest ratios in Europe.

ADS repurchase

●	In December 2023, Eco Wave Power submitted an official request to the Financial Supervisory Authority of Sweden (“SFSA”), to receive authorization for the Company’s repurchase of American Depositary Shares (“ADS”) representing up to 10 percent of the total number of shares in the Company, which is the maximum amount permitted by Swedish Law.

In August 2024, the SFSA responded that in its opinion, the ADS are not considered equivalent to shares in accordance with Chapter 19 of the Swedish Companies Act. As a result, the Company should be able to repurchase ADS, in accordance with Swedish law.

Any repurchases will be made through open market purchases, privately-negotiated transactions, or otherwise in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

In accordance with this decision, Eco Wave Power will enter into relevant agreements with a bank for the execution of any necessary steps related to the buyback.

CEO Commentary:

In the first half of 2024, we were able to keep the low level of expenses and thus demonstrate our resilience by decreasing our operating expenses by 1.6% compared to the first half of 2023, ending the year with USD 7.48 million in cash and in short term bank deposits.

There was also progress across all key projects, including significant improvements in the operational results of the EWP-EDF One project, at the Port of Jaffa in Israel, which reached 0% downtime for the very first time, and got closer by 17% to its energy generation targets. The company and the project also received the prestigious EDF Pulse Award by Électricité de France (a multinational electric utility company and the largest renewable energy producer in Europe), which we believe will lead to an extended collaboration with the EDF group.

We have also submitted the final licensing documents for the installation of the project at the Port of Los Angeles, and in parallel representatives Nanette Barragán (CA-44) and Suzanne Bonamici (OR-01) introduced the Marine Energy Technologies Acceleration Act,- a proposed legislation that would appropriate $1 billion to advance marine energy toward full scale commercialization. Representative Barragán has already visited Eco Wave Power’s installation site and was impressed by the abundant possibilities for wave energy implementation in California and in the United States.

The Marine Energy Technologies Acceleration Act would provide unprecedented levels of funding to the Department of Energy’s Waterpower Technologies Office for demonstration projects, research and development, detailed resource potential mapping, workforce development, and more efficient permitting processes.

We are grateful that representatives Barragán and Bonamici recognized the vast potential of wave energy in meeting the U.S. renewable energy targets and promoting economic growth through the blue economy.

The U.S. is becoming a global leader on climate initiatives, and this new federal legislation further demonstrates the U.S. leadership across the world. We believe that wave energy has massive potential, and we will soon be demonstrating our pioneering technology at the Port of Los Angeles and showcasing that wave energy can be a significant force in combating climate change and powering our communities with clean, reliable energy sourced from the endless power of the ocean.

And finally, we held an official kick off for our first MW-scale project in Portugal, which included a site visit and meeting with relevant subcontractors to advance with the project.

We believe that this will be the first wave energy project in the world to show significant energy production from the power of the waves. I truly believe that this revolutionary project will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of our wave energy technology globally. We would like to thank the Municipality of Porto and APDL for being true wave energy pioneers by enabling and supporting the development of an innovative, environmentally friendly energy generation technology which will serve to lower the port’s carbon footprint while creating new workplaces and an innovative industry in Portugal.

At the same time, we have reinforced our engineering team by adding two members, and are in the process of establishing a U.S. based sales and business development team to enable the Company to enter into deals for turnkey wave energy projects which we believe will, in turn, significantly boost the Company’s revenues, in addition to the revenues that the Company has been generating from feasibility studies and other related engineering services.

The expansion of the engineering team in Israel and the new business development and sales team in the U.S. are well on their way, and we believe that such an enhanced company structure will lead to positive financial results and accelerated project delivery.

Lastly, we are excited to update that we have recently received a green light to commence our American Depository Shares repurchase plan, and we are working on setting the appropriate arrangement with a bank to pursue such opportunity. We believe that our ADS repurchase plan will allow our leadership to have a greater scope to act and have the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of our company.

Eco Wave Power is entering a very exciting period, which will involve an expansion of our team, expansion of the Company’s operational projects and strategic partnerships.

I would like to reiterate our gratitude to our shareholders for joining us on this exciting journey. We look forward to sharing more exciting progress!

First Half 2024 Financial Overview

●	Operating expenses were $1.35 million, down by 1.6% from the same period last year.

●	Research and development (R&D) expenses were $320,000 compared to $323,000 in the same period last year. Research and development costs decreased mainly due to reduction in in payroll and related expenses in the first half of 2024. We expect our research and development expenses to materially increase due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Sales and marketing expenses were $137,000 compared to $193,000 in the same period last year. This decrease was primarily attributable to a decrease in payroll and related expenses in the first half of 2024. We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses were $894,000 compared to $854,000 in the same period last year. This increase was primarily attributable to a $23 thousand increase in legal services and an increase in travel expenses. We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Other income of $32,000 was generated mainly from a grant and from management fees in a joint venture.

●	Share of net loss of a joint venture accounted for using the equity method for the six months ended June 30, 2024 was $30,000.

●	Operating loss was $1.35 million compared to $1.37 million in the same period last year.

●	Net financial income was $331,000, compared to $512,000 in the same period last year. This decrease was primarily attributable to a decrease in foreign currency exchange gains.

●	Net loss was $1,018,000, or $0.02 per basic and diluted share, compared to a net loss of $859,000, or $0.02 per basic and diluted share in the same period last year.

●	The Company ended the period with $7.48 million in cash and cash equivalents and in short-term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Chief Financial Office, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Tuesday, September 3, 2024, at 5 PM Eastern time.

●	The dial-in numbers for the conference call are 877-545-0523 (toll-free) or 973-528-0016 (international). If requested, please provide participant access code: 660735

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/51203

●	You may submit your questions for the call until September 2, 2024 Eastern time at 12:00 pm via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Monday, September 16, 2024. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 51203. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.”  The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

Aharon Yehuda, CFO

Aharon@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective approval of requisite licenses for its U.S-based wave energy project at the Port of Los Angeles and expected implementation time should the licenses be granted, the Company’s belief that the wave energy project in Portugal will be the first to show significant wave energy production, the finalization of construction plans and implementation time of the project in Portugal, that the project in Portugal is expected to be the Company’s first MW scale project that may position the Company as a leading wave energy developer, the Company’s plans and intentions regarding a share repurchase program and that it may improve the Company’s capital structure, driving greater shareholder value and improving the investment value of the Company, the Company’s belief that its expansion in its engineering, business development and sales teams may lead to improved financial results, certain projected positive trends in the green energy market, the potential impact of potential federal legislation regarding marine energy subsidies, the belief that wave energy has massive potential, the belief that the Company will soon be demonstrating its pioneering technology at the Port of Los Angeles and showcasing that wave energy can be a significant force in combating climate change and powering communities with clean, reliable energy sourced from the ocean. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30 2024	December 31 2023
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,421	4,281
Short term bank deposits	-	4,102
Restricted short-term bank deposits	61	63
Trade receivables	14	202
Other receivables and prepaid expenses	103	108
TOTAL CURRENT ASSETS	7,599	8,756

NON-CURRENT ASSETS:
Property and equipment, net	591	636
Right-of-use assets, net	43	90
Investments in a joint venture accounted for using the equity method	490	527
TOTAL NON-CURRENT ASSETS	1,124	1,253
TOTAL ASSETS	8,723	10,009

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	992	974
Current maturities of long-term loan	94	62
Accounts payable and accruals:
Trade	66	50
Other	1,007	957
Short term lease liabilities	38	87
TOTAL CURRENT LIABILITIES	2,197	2,130

NON-CURRENT LIABILITIES:
Long-term loan	45	78
TOTAL NON-CURRENT LIABILITIES	45	78

TOTAL LIABILITIES	2,242	2,208

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,575)	(2,275)
Accumulated deficit	(13,995)	(12,994)
Capital and reserves attributable to parent company shareholders	6,649	7,950
Non-Controlling interest	(168)	(149)
TOTAL EQUITY	6,481	7,801
TOTAL LIABILITIES AND EQUITY	8,723	10,009

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(143)	(113)	(320)	(323)
Sales and marketing expenses	(72)	(117)	(137)	(193)
General and administrative expenses	(486)	(457)	(894)	(854)
Other income	28	4	32	9
Share of net loss of a joint venture accounted for using the equity method	(17)	(5)	(30)	(10)
TOTAL OPERATING EXPENSES	(690)	(688)	(1,349)	(1,371)

OPERATING LOSS	(690)	(688)	(1,349)	(1,371)

Financial expenses	(12)	(14)	(27)	(26)
Financial income	211	366	358	538
FINANCIAL INCOME (EXPENSES) - NET	199	352	331	512

NET LOSS	(491)	(336)	(1,018)	(859)

ATTRIBUTABLE TO:
The Parent Company shareholders	(481)	(336)	(1,001)	(859)
Non-controlling interests	(10)	-	(17)	-
	(491)	(336)	(1,018)	(859)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)	(0.02)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	44,394,844	44,394,844